27-Sep-13	7-Oct-13

Via E-Mail	Via E-Mail
Mr. James J. Kohn	Ms. Linda Cvrkel
Chief Financial Officer	Branch Chief
Nevada Gold & Casinos Inc.	Securities and Exchange Commission
133 East Warm Springs Road	Washington, D.C. 20549
Suite 102
Las Vegas, NV 89119

Re:	Nevada Gold & Casinos Inc.

Form 10-K for the year ended April 30, 2013

Filed July 29, 2013

File No. 001-15517

Dear Ms. Cvrkel,

Below please find our responses in italicized red. Please let us know if you have any questions.

Dear Mr. Kohn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations Comparison of Fiscal Years ended April 30, 2013 and April 30, 2012

1.	We note your discussion on casino operating expenses, food and beverage, and marketing and administrative expenses is limited to factual statements and does not provide any insight as to the reasons for the fluctuations. Please expand such discussion to provide the underlying economic business reasons that responsible for fluctuations in your statements of operations.

Nevada Gold & Casinos, Inc. Response as of October 7, 2013:

In future SEC filings we will include insight similar to what was included in the “Comparison of the Three Months Ended April 30, 2013 and April 30, 2012”. Shown below is a revised “Comparison of Fiscal Years Ended April 30, 2013 and April 30, 2012”.

Casino and food and beverage operating expenses increased $7.1 million, or 29.2%, and $0.6 million, or 15.1%, respectively. Both increased due to recording a full year of expenses related to the South Dakota Gold slot route operation versus only three months during the fiscal year ended April 30, 2012. Marketing and administrative expenses decreased $0.1 million, or 1.0%, primarily due to reduced special events and promotions and, recording of a $0.3 million non-cash deferred rent escalation last year versus $0.1 million in the current year.

We do not believe this is a material change that requires restatement of our Form 10-K for the fiscal year ended April 30, 2013.

Note 8. Goodwill and Intangible Assets, page 43

2.	Please revise your goodwill footnote to comply with segment disclosure requirements pursuant to ASC 350-20-50-1. Your revised footnote should specify the amount of goodwill assigned to each segment.

Nevada Gold & Casinos, Inc. Response as of October 7, 2013:

Footnote 8 states “All goodwill and other intangible assets pertain to the gaming segment.”

Beginning with the filing of Form 10-K for the fiscal year ended April 30, 2013, to provide a reader with more detailed information we further segmented our “gaming” segment into Washington Gold and South Dakota Gold. As a result we inadvertently did not specify the amount of goodwill assigned to each segment. In future SEC filings we will specify the amount of goodwill and other intangible assets assigned to each segment. Shown below is what would have been disclosed as of April 30, 2013.

		Net Other
(in thousands)	Goodwill	Intangibles	Total
Washington Gold	$14,167	$5,521	$19,688

South Dakota Gold	$1,937	$1,050	$2,987

Balance as of April 30, 2013	$16,104	$6,571	$22,675

We do not believe this is a material change that requires restatement of our Form 10-K for the fiscal year ended April 30, 2013.

Mr. James J. Kohn

Nevada Gold & Casinos Inc.

September 27, 2013

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a companys disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

We agree that the company is responsible for the adequacy and accuracy of the disclosure in the filing.

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

We agree that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We agree that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel

Branch Chief

Sincerely,

/s/ James Kohn

Chief Financial Officer

Nevada Gold & Casinos, Inc.